NEWS RELEASE

Kelso Technologies Inc.
September 14, 2026
Canada: TSX: KLS

KELSO TECHNOLOGIES INC Announces Approval of the Angle Valve - New Pressure Car Component Completes Kelso's Complete Pressure Car Kit Portfolio

West Kelowna, British Columbia and Bonham, Texas - Kelso Technologies Inc. (TSX: KLS) ("Kelso" or the "Company"), a leading developer and manufacturer of proprietary rail tank car equipment, announced today that it has received full production approval from the Association of American Railroads (AAR) for its new 2" angle valve (K2AV).  The valve has successfully completed the required AAR field service trial and is approved for commercial manufacturing and sales across North America.

The K2AV, a 2" angle valve engineered for loading and unloading pressure tank cars carrying liquefied compressed gases such as propane, butane, propylene, and anhydrous ammonia, completes the Kelso Pressure Car Kit (KPCK). The KPCK now offers customers a comprehensive one-stop solution that includes a pressure relief valve, excess flow check valve, thermometer well, needle sampling valve, magnetic gauging device, and three K2AV units per tank car.

Product Features and Market Opportunity

The K2AV is intended to address documented customer demand for improved performance over existing market alternatives. Available in two configurations-a single-piece fabricated stainless steel design and a U.S.-sourced investment casting-the valve incorporates several performance advantages: no wetted or outlet O-rings requiring replacement, a self-draining and self-cleaning seat, low operating torque for ease of use, an adjustable packing gland, and full serviceability. All K2AV units are manufactured in the United States with AAR-standard mounting, ensuring interchangeability with other 2" angle valves.

With approximately 80,000 pressure tank cars currently in service, future demand for the KPCK is expected to be sustained by new car production, re-qualifications, and fleet maintenance and repairs. Management believes this approval should positively impact the Company's revenue beginning in FY2027 as the K2AV completes the KPCK, enabling Kelso to pursue a greater share of the pressure car market.

Executive Commentary

"This approval marks an important achievement for Kelso and validates years of engineering, testing, and collaboration with industry partners," said Jesse Crews, Chief Executive Officer. "The K2AV expands our product portfolio, strengthens our competitive position, and creates meaningful revenue growth opportunities as we execute our long-term strategy."

Amanda Smith, Chief Operating Officer, added: "Our objective has always been to develop products that solve real-world challenges for our customers. The response to the K2AV from industry stakeholders involved in the final design specifications has been very encouraging. With production approval now secured, we are focused on ramping up manufacturing, supporting customer qualification programs, and bringing this innovative product to market."

Next Steps

Commercial deliveries are expected to commence soon, with customer engagement and production planning already underway. The approval strengthens Kelso's position within the North American rail tank car industry and its reputation for innovation and engineering excellence.

About Kelso Technologies

Kelso is a diverse transportation equipment company that specializes in the creation, production, sales and distribution of proprietary products used in rail and automotive transportation. The Company's rail equipment business has been developed as a designer and reliable domestic supplier of unique high- quality rail tank car valves that provide for the safe handling and containment of commodities during rail transport. Kelso products are specifically designed to address the challenging issues of public safety, worker well-being and potential environmental harm while providing effective and efficient operational advantages to customers.  Kelso's innovation objectives are to create products that diminish the potentially dangerous effects of human and technology error through the use of the Company's portfolio of proprietary products.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company's profile on SEDAR in Canada and on EDGAR in the United States.

On behalf of the Board of Directors,

Jesse Crews, CEO

Legal Notice Regarding Forward-Looking Statements: This news release contains "forward-looking statements" within the meaning of applicable securities legislation.  Forward-looking statements indicate expectations or intentions as of the date of this news release. Forward-looking statements in this news release include statements regarding: future demand for the KPCK and how such demand will be sustained; the impact of AAR approval of the K2AV on the Company's revenue and the expected timing for such impact; the Company's expected market share of the pressure car market following AAR approval of the K2AV; and subsequent steps to be taken by the Company following AAR approval of the K2AV, including expected timing for commercial deliveries.

Although Kelso believes the Company's anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation that the risk  on the rail industry including tariffs, high interest rates, inflation and short supply chain issues may reduce or delay business orders from customers; that the development of new products may proceed slower than expected, cost more or may not result in a saleable product;  that tank car producers may produce or retrofit fewer than cars than expected and even if they meet expectations, they may not purchase the Company's products for their tank cars;  capital resources may not be adequate enough to fund future operations as intended; that the Company's products may not provide the intended economic or operational advantages to end users; that the Company's new rail products may not receive regulatory certification; that customer orders may not develop or be cancelled;  that competitors may enter the market with new product offerings which could capture some of the Company's market share;  that a new product idea under research and development may be dropped if ongoing product testing and market research reveal engineering and economic issues that render a new product concept infeasible; and that the Company's new equipment offerings may not capture market share as well as expected.  Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

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For further information, please contact:

Jesse Crews Chief Executive Officer Email: investor@kelsotech.com	Sameer Uplenchwar Chief Financial Officer Email: investor@kelsotech.com	Head office: 305 - 1979 Old Okanagan Hwy, West Kelowna, BC V4T 3A4 www.kelsotech.com

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